SUB-ITEM 77H

The  MFS  Absolute  Return  Fund  was liquidated during the period (on March 29,
2018) and accordingly MFS Absolute Return Fund did not have any shareholders as of period end, and the following entities did not own 25% or more of the voting securities of the MFS Absolute Return Fund as of period end.

ENTITY:
MFS Conservative Allocation Fund
MFS Moderate Allocation Fund